NeuroPace, Inc.
455 N. Bernardo Avenue
Mountain View, CA 94043
April 21, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C., 20549
Attn:     Abby Adams
Laura Crotty
Tara Harkins
Angela Connell
RE:      NeuroPace, Inc.
Post-Effective Amendment No. 1 to
Registration Statement on Form S-1
File No. 333-254663
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, NeuroPace, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Post-Effective Amendment No.1 to Registration Statement on Form S-1 to become effective on Wednesday, April 21, 2021, at 8:30 a.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Mark B. Weeks and Seth J. Gottlieb and Brett White of Cooley LLP, counsel to the Registrant, to make such request on its behalf
Once the Registration Statement has been declared effective, please orally confirm that event with Mark B. Weeks at (650) 843-5011, or in his absence, Seth J. Gottlieb at (650) 843-5864.
Very truly yours,

NeuroPace, Inc.
By:	/s/ Michael Favet
Name:	Michael Favet
Title:	President and Chief Executive Officer
cc:        Michael Favet, NeuroPace, Inc.
Rebecca Kuhn, NeuroPace, Inc.
Irina Ridley, NeuroPace, Inc.
Mark B. Weeks, Cooley LLP
Seth J. Gottlieb, Cooley LLP
Brett White, Cooley LLP
Alan Denenberg, Davis Polk & Wardell LLP